UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Announcement of Extraordinary General Meeting of Shareholders to be held on August 8, 2018

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that:

1.	An Extraordinary General Meeting of Shareholders has been summoned for August 8, 2018, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The President of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or “the Company”) summons the ordinary shareholders of the company to an Extraordinary General Meeting of Shareholders that will take place on Wednesday, August 8, 2018 at 12:00 m., at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Consideration of the agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Consideration of the resignation by the Company to exercise the Right of Preferential Subscription of Ordinary Shares of the Corporación Financiera Colombiana S.A. ("Corficolombiana") and the terms for its proportional assignment in favor of the shareholders of Grupo Aval, derived from the public offering of shares of Corficolombiana according to the offer notice dated July 30, 2018 published in the newspaper El Tiempo and El País.

Shareholders may be represented in the meeting by a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24 No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

August 2, 2018”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel